UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 11)*

TRM Corporation
(NAME OF ISSUER)

Common Stock
(TITLE OF CLASS OF SECURITIES)

8762636105
(CUSIP NUMBER)

Mr. Lance Laifer	Gerald Adler
Laifer Capital Management, Inc.	Dechert LLP
Hilltop Partner, L.P.	30 Rockefeller Plaza
450 Seventh Avenue	New York, New York 10112
New York, New York 10123 (212) 268-8048	(212) 698-3679

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

March 5, 2005
(Date of Event which Requires Filing of
this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b) (3) or (4), check the following: [   ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

 The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 872636105	Page 2 of 8 Pages
1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Hilltop Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO-Each outstanding share of Series A preferred stock of the Issuer was converted into 0.7499997 shares of common stock of the Issuer.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 487,162
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 487,162
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 487,162
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14	TYPE OF REPORTING PERSON PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 872636105	Page 3 of 8 Pages
1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Laifer Capital Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO-Each outstanding share of Series A preferred stock of the Issuer was converted into 0.7499997 shares of common stock of the Issuer.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 844,218
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 844,218
	10	SHARED DISPOSITIVE POWER 503,433
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,347,651
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%
14	TYPE OF REPORTING PERSON CO, IA

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 872636105	Page 4 of 8 Pages
1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lance Laifer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO-Each outstanding share of Series A preferred stock of the Issuer was converted into 0.7499997 shares of common stock of the Issuer.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 844,218
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 844,218
	10	SHARED DISPOSITIVE POWER 503,433
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,347,651
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%
14	TYPE OF REPORTING PERSON IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D AMENDMENT NO. 11
TRM CORPORATION

This Amendment No. 11 to the Statement on Schedule 13D amends and supplements the Statement on Schedule 13D relating to the event date of March 29, 1996 (the "Schedule 13D"), Amendment No. 1 to the Schedule 13D relating to the event date of March 21, 1997, Amendment No. 2 to the Schedule 13D relating to the event date of June 4, 1997, Amendment No. 3 to the Schedule 13D relating to the event date of August 15, 1997, Amendment No. 4 to the Schedule 13D relating to the event date of September 9, 1997, Amendment No. 5 to the Schedule 13D relating to the event date of October 10, 1997, Amendment No. 6 to the Schedule 13D relating to the event date of June 18, 1998, Amendment No. 7 to the Schedule 13D relating to the event date of June 29, 1998, Amendment No. 8 to the Schedule 13D relating to the event date of January 4, 1999, Amendment No. 9 to the Schedule 13D relating to the event date of June 29, 2001 and Amendment No. 10 to the Schedule 13D relating to the event date of March 3, 2003, each filed by Hilltop Partners, L.P., Laifer Capital Management, Inc. and Lance Laifer (the "Reporting Persons") relating to the common stock (the "Common Stock") of TRM Corporation (f/k/a TRM Copy Centers Corporation) (the "Issuer"). The address of the Issuer is 5208 N.E. 122nd Avenue, Portland, Oregon 97230. Capitalized terms used herein and not defined herein shall have the meanings assigned thereto in the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 (a) and (b) of the Schedule 13D are hereby amended to read in their entirety as follows:

(a) Hilltop is the beneficial owner of 487,162 shares (3.5%) of Common Stock, comprised of 468,134 shares of Common Stock and seven-year Warrants to purchase 19,028 shares of Common Stock.

By virtue of its ability to vote and to dispose of the Common Stock, Laifer Capital Management, Inc. is the beneficial owner of 1,347,651 shares (9.7%) of Common Stock, comprised of 1,294,795 shares of Common Stock and seven-year Warrants to purchase 52,856 shares of Common Stock. These shares include:

(i) 487,162 shares of Common Stock beneficially owned by Hilltop, which shares have been described in the previous paragraph;

(ii) 503,433 shares of Common Stock beneficially owned by various Wolfson family entities ("Wolfson"), One State Street Plaza, New York 10004-1505;

(iii) 73,244 shares of Common Stock beneficially owned by Hilltop Offshore Limited ("Offshore"), a Cayman Islands company, c/o Consolidated Fund Management Limited, P.O. Box HM 2257, Par La Ville Place, Par La Ville Road, Hamilton HMJX, Bermuda; and

(iv) 283,811 shares of Common Stock beneficially owned by Hilltop Offshore #2 ("Offshore #2"), a sub-account of Offshore for the sole benefit of Lance Laifer.

Lance Laifer, as sole Director and principal stockholder of Laifer Capital Management, Inc., has the power to vote and to dispose of all of the shares of Common Stock beneficially owned by Laifer Capital Management, Inc. as described above.

The number of shares beneficially owned by each of the Reporting Persons and the percentage of outstanding shares presented thereby, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The percentage of ownership of the Reporting Persons is based on 13,956,376 outstanding shares of Common Stock as of March 15, 2005 as reported in the Issuer's Annual Report on Form 10-K for the period ended December 31, 2004.

(b) Subject to the Proxy previously described in Item 6, Hilltop has the sole power (i) to vote or to direct the voting of and (ii) to dispose and to direct the disposition of the 487,162 shares of Common Stock beneficially owned by it. Hilltop's power to vote and dispose of its shares rests with Laifer Capital Management, Inc., in its capacity as Hilltop's General Partner.

Subject to the Proxy previously described in Item 6, Laifer Capital Management, Inc. has the sole power (i) to vote and to direct the voting of and (ii) to dispose and direct the disposition of the 487,162 shares of Common Stock beneficially owned by Hilltop. Subject to the Proxy previously described in Item 6, Laifer Capital Management, Inc. has the sole power (i) to vote and to direct the voting of and (ii) to dispose and direct the disposition of the 73,244 shares of Common Stock beneficially owned by Offshore. Subject to the Proxy previously described in Item 6, Laifer Capital Management, Inc. has the sole power (i) to vote and to direct the voting of and (ii) to dispose and direct the disposition of the 283,811 shares of Common Stock beneficially owned by Offshore #2. Laifer Capital Management, Inc. shares with Wolfson the power to dispose and direct the disposition of the 503,433 shares of Common Stock beneficially owned by Wolfson. Subject to the Proxy previously described in Item 6, Wolfson retains the sole power to vote and direct the voting of the shares of Common Stock owned by it.

All transactions in the Common Stock effected by the Reporting Persons since the filing of Amendment No. 10 to the Schedule 13D are set forth in Annex A hereto and are incorporated herein by reference.

Upon the sale of 4,500,000 shares of Common Stock by the Issuer pursuant to a prospectus dated August 24, 2004, Hilltop ceased to be the beneficial owner of more than five percent of the Common Stock.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 16, 2005

HILLTOP PARTNERS, L.P.

By:	LAIFER CAPITAL MANAGEMENT, INC.,
as General Partner

By:	/s/ Lance Laifer
Lance Laifer, President

LAIFER CAPITAL MANAGEMENT, INC.

By:	/s/ Lance Laifer
Lance Laifer, President

/s/ Lance Laifer
LANCE LAIFER

Annex A

On March 5, 2005, each share of the Issuer's Series A preferred stock was converted into 0.7499997 shares of Common Stock. The conversion resulted in the issuance of (i) 84,571.54 shares of Common Stock to Hilltop, (ii) 38,158.48 shares of Common Stock to Offshore and (iii) 112,191 shares of Common Stock to Wolfson.

In April 2005, Hilltop Partners, L.P. transferred 60,761 shares of Common Stock beneficially owned by Lance Laifer to his former spouse.

On May 16, 2005, Hilltop Partners, L.P. sold 20,000 shares of Common Stock on the open market for $13.83 per share less a five cent commission.